Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

November 25, 2020

Re:	Virtuix Holdings Inc. Amendment No. 3 Offering Statement on Form 1-A Filed November 12, 2020 File No. 024-11309

Dear Mr. Spirgel,

Thank you for your comments dated November 25, 2020 regarding the Offering Statement of Virtuix Holdings Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders

Direct Investment – Plan of Distribution, page 18

1.	Please disclose by what means the investor can execute and deliver the signature page of the subscription agreement to the company.

The Company has amended its Plan of Distribution to reflect that the signature page of the subscription agreement for direct investments must be digitally signed and returned via email.

Exhibits

2.	Please revise the subscription agreement for a direct investment, filed as Exhibit 4.2, so that it reflects the procedures for purchasing directly from the company. For example, the subscription procedures appear to contemplate making the investment through the SeedInvest platform. There is also no signature page to the subscription agreement.

The Form of Subscription Agreement included as an exhibit has been amended to include the direct investment instructions and signature page. These instructions include that the Company must reach the minimum investment target as a condition of receiving the direct investment, to submit funds through ACH or wire transfer, and to provide a digitally signed signature page via email.

General

3.	Please clarify throughout the offering circular that only investments made by investors through SeedInvest will count toward the minimum required investment amount. Disclose how the company will treat direct investments received before the minimum investment amount is reached, including whether investors who directly invest before the minimum amount is reached will be entitled to the early bird bonus as part of the perks. Also disclose how the company will inform investors that the minimum amount has been reached.

The Company has amended its disclosure to add additional instances on the cover page and in the Plan of Distribution that only subscriptions received through SeedInvest will count towards the minimum investment. Additionally, the Company has added disclosure about how reaching the minimum target is a condition for accepting direct investments, which would preclude availability of the early bird bonus until the minimum target has been reached. Notice about the minimum target will be posted to the Company’s offering page on SeedInvest.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. The Company would appreciate a prompt review of its filed amendment to its Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Jan Goegeluk

Chief Executive Virtuix Holdings Inc.

1826 Kramer Lane, Suite H

Austin, TX 78758